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August 26, 2015

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Alibaba Group Holding Limited

Registration Statement on Form F-4

Ladies and Gentlemen:

On behalf of our client, Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the Company’s registration statement on Form F-4 (the “Registration Statement”) relating to a proposed offer to exchange the Company’s outstanding US$8,000,000,000 aggregate principal amount of unregistered senior notes that were issued in November 2014 for a like principal amount of senior notes, which will be registered under the Securities Act.

Please note that wire transfers totaling US$929,600 in payment of the applicable filing fee relating to the Registration Statement for the indicative proposed maximum aggregate offering price of US$8,000,000,000 have been made to the Commission.

*              *              *

Leiming Chen  Daniel Fertig  Adam C. Furber  Anthony D. King  Celia C.L. Lam  Chris K.H. Lin  Jin Hyuk Park  Kathryn King Sudol  Christopher K.S. Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

If you have any questions regarding this letter or the Registration Statement, please do not hesitate to contact me at +(852) 2514-7660 (work) or dfertig@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig
Daniel Fertig

Enclosures

cc:        Joseph C. Tsai, Executive Vice-chairman

Daniel Yong Zhang, Chief Executive Officer

Maggie Wei Wu, Chief Financial Officer

Timothy A. Steinert, General Counsel and Secretary
        Alibaba Group Holding Limited

Leiming Chen

William H. Hinman, Jr.
Daniel N. Webb
        Simpson Thacher & Bartlett LLP